Exhibit 1

Press Release

Abtech Holdings Closes Private Placement with Additional $2.6 Million

Company Forms Engineering Subsidiary Firm and Signs 5-Year Collaboration with North Carolina State University

Scottsdale, AZ – February 16, 2012- Abtech Holdings, Inc. (OTCBB: ABHD) ("AbTech" or the "Company") today announced that it has completed the private placement of a $2.6 million bridge financing consisting of 12% Secured Convertible Promissory Notes (the “Bridge Notes”) primarily to institutional investors. This was the final closing of a private offering initiated by the Company in September 2011 and brings the total raised in the offering to $6.6 million.

The Bridge Notes have an initial term of nine months and accrue interest at an initial rate of 12% per annum, compounded quarterly. The Bridge Notes may be converted into shares of the Company’s common stock at $0.70 per share, tendered to the Company for repayment of principal and interest upon expiration or, in the event the Company conducts an offering of at least $5 million prior to expiration, the Bridge Notes can be converted into such offering at a 20 percent discount. Investors in the Bridge Notes also received warrants to purchase up to 40 percent of the shares into which the Bridge Notes can be converted. Both the Bridge Notes and the warrants have anti-dilution provisions. Further details on the Bridge Notes and warrants are included in the Company’s filing with the Securities and Exchange Commission.

The proceeds from the current bridge will further support and accelerate the Company’s plans to reinforce its engineering and regional sales field taskforce personnel to further the nationwide rollout of its stormwater program, and its effort to develop additional water treatment system applications of its patented technology for the oil and gas industry, including frac water treatment, as well as commercialize its products in industrial process water treatment.

Middlebury Securities, LLC, a wholly owned subsidiary of Middlebury Group, LLC, acted as sole placement agent in connection with the financing.

The Company also announced today that it has created a civil and environmental engineering subsidiary firm that will specialize in the design of stormwater and waste water solutions. The subsidiary, AEWS Engineering, will be staffed by engineers with an expertise in design of stormwater and waste water infrastructure and other control and treatment measures. Stormwater control has evolved from simply the conveyance of water off roadways to ensuring that the polluted runoff water does not present danger to humans, wildlife and the environment, as well as increasing flood control across entire communities. Contaminants present in some storm water, such as pathogens, hydrocarbons, cancer-causing metals and toxins require sophisticated treatment methods that must be designed specifically for the location.

AEWS Engineering plans its first office location in Raleigh, North Carolina, conveniently nearby North Carolina State University (“NC State”) with whom it has formed a 5-year R&D partnership to develop, test and verify best management practices and stormwater control measures. NC State is a Top 10-ranked school in biological and agricultural engineering, according to U.S. News and World Report, and is notable in that it has a specialized stormwater engineering group within the department.

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Commenting on the creation AEWS Engineering, Glenn R. Rink, founder, president and CEO of AbTech Industries, said, “Representing leading water treatment technologies, especially in light of our nationwide rollout, we recognize the need for a service that specializes in structural design as well as treatment of storm water management systems generally. While, AEWS Engineering will operate independently of AbTech, it represents a vertical entrance for our company into stormwater engineering, including the design of green infrastructure practices and the deployment of advanced treatment technologies. To ensure AEWS gets off to a firm start, AbTech’s executive vice president, Bjornulf White, will initially spearhead its development.”

Adding to Mr. Rink’s comments, Bjornulf White said, "AEWS not only represents an opportunity to capture revenues in a previously unexploited segment of the value chain, but also is a critical part of our strategic vision to bring new engineering and technology innovation to the water infrastructure sector. AEWS is positioned to be at the forefront of this growing field of engineering. Through research and development partnerships, such as that with NC State's top-ranked program, we ensure continued innovation that ultimately leads to design excellence for our customers."

Investor Contact:

Yvonne L. Zappulla

Managing Director

Grannus Financial Advisors, Inc.

212-681-4108

Yvonne@GrannusFinancial.com

ABOUT ABTECH HOLDINGS, INC. (OTCBB: ABHD) AND ABTECH INDUSTRIES, INC.

AbTech Industries, Inc. (a subsidiary of Abtech Holdings Inc.) is a full-service environmental technologies and engineering firm dedicated to providing innovative solutions to communities, industry and governments addressing issues of water pollution and contamination. Its products are based on polymer technologies capable of removing hydrocarbons, sediment and other foreign elements in storm water runoff (ponds, lakes and marinas), flowing water (curbside drains, pipe outflows, rivers and oceans), and industrial process and wastewater. AbTech’s offerings include the ground-breaking new antimicrobial technology called Smart Sponge® Plus. This technology is effective in reducing coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater. Smart Sponge® Plus is registered with the Environmental Protection Agency (Registration #86256-1). AbTech’s teams of water treatment technology experts, civil and environmental engineers, and field operations specialists develop solutions to improve the quality of waterways for generations to come. AbTech's Smart Sponge technology is installed in more than 15,000 locations across America and in 8 countries worldwide. For more information please visit: www.abtechindustries.com. More information on AEWS Engineering can be found at www.aewsgroup.com.

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This news release contains "forward-looking statements" as that term is defined in Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the development, costs and results of new business opportunities. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the inherent uncertainties associated with new projects. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in our annual report on Form 10-K for the most recent fiscal year, our quarterly reports on Form 10-Q and other periodic reports filed from time-to-time with the Securities and Exchange Commission.

AbTech Company Contact: investors@abtechindustries.com

AEWS Engineering Contact: info@aewsgroup.com

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AbTech Company Contact: info@abtechindustries.com

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